COMMERCE STREET CAPITAL, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

COMMERCE STREET CAPITAL, LLC

CONTENTS

DECEMBER 31, 2016

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Commerce Street Capital, LLC

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Street Capital, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 27, 2017

COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	1,291,317
Accounts receivable		2,464,598
Due from affiliates		2,202,407
Furniture and equipment, net of accumulated depreciation of $345,722		22,381
Prepaid expenses		75,880
	$	6,056,583
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Deferred rent	$	288,926
Other liabilities		557,989
Total liabilities		846,915
Member's Capital		5,209,668
	$	6,056,583

See accompanying notes to statement of financial condition

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business consists of several types of financial services, including investment banking, financial advisory and underwriting, and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc. Accordingly, the Company operates under exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2016, the Company had $1,191,245 in cash and $100,072 in cash equivalents. Cash equivalents are pursuant to the deposit with the Company's clearing broker.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2016 totaled approximately $17,000.

Income Taxes

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Financial instruments not carried at fair value

The following table presents the carrying values and estimated fair values at December 31, 2016 of financial assets and liabilities, excluding financial instruments carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$1,291,317	$1,291,317	-	-	$1,291,317
Accounts receivable	2,464,598	-	2,464,598	-	2,464,598
Other liabilities	557,989	-	557,989	-	557,989

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

2. Accounts Receivable

The Company's accounts receivable are balances due from customers for investment banking services provided. Accounts receivable are generally due upon receipt. During 2016, the Company had a limited number of contracts under which revenues are collected in quarterly installment payments. As of December 31, 2016, receivables of $1,227,357 are recorded under these contracts and included in accounts receivable on the statement of financial condition. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2016, there was no allowance for doubtful receivables recorded in the financial statements.

An analysis of the allowance for doubtful receivables for the year ended December 31, 2016 is as follows:

Beginning of year	$	10,000
Recovery of previously reserved receivables		-
Write-off of reserved receivables		(10,000)
End of year	$	-

3. Related Party

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA"), Service Equity Management, LLC ("SEM") and Commerce Street Capital Management, LLC ("CSCM"). The Company shares employees, retail space as well as normal operating contracts and vendor relationships under an expense sharing agreement with CSH, CSIA, SEM and CSCM. As of December 31, 2016, CSC has approximately $2,202,000 due from affiliates. These related party receivables are settled through cash or non-cash transactions between related parties as directed by the members of CSH.

During the year, a member of CSH was on the board of an investment banking customer. Revenues earned from this customer for the year ended December 31, 2016 was approximately $110,000. As of December 31, 2016, there was no receivable due from this customer.

During the year, certain employees of CSH, as well as members of CSH, were independent passive investors in an investment banking customer. Revenues earned from this customer with respect to the aforementioned investments for the year ended December 31, 2016 was approximately $100,500. These revenues are included in investment banking revenues on the statement of operations.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

4. Furniture and Equipment

Furniture and equipment as of December 31, 2016 is as follows:

	Acquisition Cost	Accumulated Depreciation	Net Book Value
Computers and related equipment	$ 238,015	$ (225,744)	$ 12,271
Furniture and fixtures	130,088	(119,978)	10,110
	$ 368,103	$ (345,722)	$ 22,381

An analysis of the accumulated depreciation for the year ended December 31, 2016 is as follows:

Beginning of year	$ 328,232
Depreciation expense	17,490
End of year	$ 345,722

5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $442,000 which was approximately $342,000 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.91 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2016, approximately $941,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2016, the Company had no cash equivalents in excess of the SIPC insurance limits.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

8. Commitments and Contingencies

The Company, CSIA and CSCM have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which expires July 14, 2022. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight line basis over the life of the lease.

The following is a schedule of the approximate future minimum lease payments required under the leases:

2017	$	516,000
2018		523,000
2019		543,000
2020		568,000
2021		568,000
Thereafter		306,000
	$	3,024,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2016, the Company expects to share approximately 27% of the above lease commitments with CSIA and CSCM. For the year ended December 31, 2016, the Company's portion of rent paid totaled approximately $350,000, which is included as occupancy expense in the accompanying statement of operations.

9. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on predetermined payment schedule. This sub-lease runs through July 14, 2022. After the first 24 months of the sub-lease, the sub-tenant has cancellation rights with a 6 month notice requirement. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight line basis over the life of the lease.

The following is a schedule of the approximate future minimum sublease income required under the sub-lease:

2017	$	81,000
2018		82,000
2019		84,000
2020		86,000
2021		87,000
Thereafter		61,000
	$	481,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2016, the Company expects to share approximately 27% of the above lease commitments with CSIA. Rental income under this sub-lease for the year ended December 31, 2016 was $56,538.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

10. Guarantees

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2016, there were no amounts to be indemnified to the clearing brokers for these accounts.